UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 7th, 2003

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b) : 82-_____________.)

SIGNATURES
2002 Results & Outlook
Results
Upstream
Downstream
Chemicals
Outlook

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : March 7th, 2003	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1 : 2002 Results & Outlook (February 20, 2003).

2002 Results & Outlook Paris, February 20, 2003 Investor Relations - www.totalfinaelf.com

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of TotalFinaElf. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. TotalFinaElf does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company's financial results is provided in documents filed by the Group and its affiliates with the French Commission des Operations de Bourse and the US Securities and Exchange Commission. TotalFinaElf reports the impact on income of non-recurring items, consisting of incomes and charges for the period, which are unusual or significant in nature. Items from operating income from business segments excluding non-recurring items, and net income per share excluding non-recurring items, presented in financial communications (operating income from business segments excluding non- recurring items, net operating income from business segments excluding non-recurring items and net income excluding non-recurring items) and in the footnotes to the financial statements of the Group containing segment data are non-GAAP measures obtained by excluding the non-recurring items described above from the GAAP figures. They are presented in order to facilitate the analysis of financial performance and the comparison of income between periods. Disclaimer

Results

2002 results resisted a less favorable environment B&128; 2001 4Q02 4Q01 2002 Change Change * (debt - cash - short term investments) / equity after dividend ** (net income excluding non-recurring items + minority interest + MMPS) / average equity after dividend 1 26.9 23.7 + 14% Sales 102.5 105.3 - 3% 2.89 2.51 + 15% Operating income from business segments 11.00 13.12 - 16% excluding non-recurring items 1.46 1.36 + 7% Net operating income from business segments 5.87 7.56 - 22% excluding non-recurring items 1.61 1.42 + 13% Net income 6.26 7.52 - 17% excluding non-recurring items 1.37 0.65 + 111% Net income 5.94 7.66 - 22% 2.44 2.11 + 16% EPS (&128;) 9.40 10.85 - 13% excluding non-recurring items 658.4 676.1 - 3% Fully-diluted weighted average shares (M) 666.1 693.2 - 4% 28.6% 30.9% - Net debt-to-equity ratio* 28.6% 30.9% - - - - Return on equity** 20% 24% -

Best EPS* performance among the majors EPS* ($) change TotalFinaElf EPS* $9.98 $9.71 $8.89 2000 2001 2002 source: data provided by companies * earnings per share excluding non-recurring items 2 ChevronTexaco 60 70 80 90 100 2000 2001 base 2002 BP ExxonMobil TotalFinaElf RD Shell

Weaker oil market environment in 2002 vs 2001 European refining margin (TRCV) $/t 42 22 2 32 12 23.8 15.4 2002 2000 2001 $/b 30 20 10 28.5 24.4 2002 2000 2001 8.0 25.0 Dollar depreciated against the euro: - 5% Slightly higher oil prices, lower gas prices European refining margin down sharply: - 48% Petrochemicals environment particularly depressed in Europe 0.92 0.90 0.95 &128;/$ 0.8 1 1.2 2002 2000 2001 Dollar Brent 3 1/1/2000 2/1/2000 3/1/2000 4/1/2000 5/1/2000 6/1/2000 7/1/2000 8/1/2000 9/1/2000 10/1/2000 11/1/2000 12/1/2000 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 Est 12.6 6.5 23.7 37.1 12.6 18.4 25.5 21.1 34.3 43 20 30 10.9 12 22.5 28.9 18.9 8.4 11.4 9.3 18 23.6 12.3 8.3 5.55 1.22 0.39 2.5 4.9 7.2 6 6.8 13.1 16.6 19.4 12.4 15.5 35.3 Moyenne 9.7 9.7 9.7 9.7 9.7 9.7 9.7 9.7 9.7 9.7 9.7 9.7 23.8 23.8 23.8 23.8 23.8 23.8 23.8 23.8 23.8 23.8 23.8 23.8 15.3 15.3 15.3 15.3 15.3 15.3 15.3 15.3 15.3 15.3 15.3 15.3 15.4 Echelle 42 42 42 42 Echelle 32 32 32 32 Echelle 22 22 22 22 12 12 12 12 2 2 2 2 1/1/2000 2/1/2000 3/1/2000 4/1/2000 5/1/2000 6/1/2000 7/1/2000 8/1/2000 9/1/2000 10/1/2000 11/1/2000 12/1/2000 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 fev-02 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 Est 1.01 0.98 0.96 0.95 0.91 0.95 0.94 0.9 0.87 0.86 0.86 0.9 0.94 0.92 0.91 0.89 0.87 0.85 0.86 0.9 0.91 0.91 0.89 0.89 0.88 0.87 0.88 0.89 0.92 0.96 0.99 0.98 0.98 0.98 1 1.02 1.06 1.08 Moyenne 1.07 1.07 1.07 1.07 1.07 1.07 1.07 1.07 1.07 1.07 1.07 1.07 0.92 0.92 0.92 0.92 0.92 0.92 0.92 0.92 0.92 0.92 0.92 0.92 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 0.9 ECHELLE 0.8 0.8 0.8 0.8 1 1 1 1 1.2 1.2 1.2 1.2 1/1/2000 2/1/2000 3/1/2000 4/1/2000 5/1/2000 6/1/2000 7/1/2000 8/1/2000 9/1/2000 10/1/2000 11/1/2000 12/1/2000 1/1/2001 2/1/2001 3/1/2001 4/1/2001 5/1/2001 6/1/2001 7/1/2001 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 8/1/2002 9/1/2002 10/1/2002 11/1/2002 12/1/2002 1/1/2003 2/1/2003 Est 25.55 27.9 27.26 22.65 27.63 29.8 28.5 30.1 32.7 30.91 32.57 25.12 25.56 27.45 24.42 25.66 28.48 27.83 24.58 25.74 25.6 20.5 18.9 18.7 19.48 20.22 23.73 25.7 25.3 24.1 25.8 26.7 28.4 27.6 24.1 28.7 31.3 32 Moyenne 18 18 18 18 18 18 18 18 18 18 18 18 28.5 28.5 28.5 28.5 28.5 28.5 28.5 28.5 28.5 28.5 28.5 28.5 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 Echelle 10 10 10 10 Echelle 20 20 20 20 Echelle 30 30 30 30

excluding non-recurring items * Brent price: + 0.3 B&128; ; gas effect: - 0.5 B&128; ** other elements: shipping: - 0.1 B&128; ; other Downstream: - 0.2 B&128; Variance in operating income from business segments B&128; Environment Internal programs 4 2001 2002 Hydrocarbon prices: - 0.2 &128;/$: - 0.7 Refining margins: - 1.1 Marketing environment: - 0.4 Chemicals environment: - 0.4 Other**: - 0.3 Synergies and productivity: 0.4 Growth: 0.9 - 3.1 Refinery turn-arounds - 0.3 + 1.3 13.1 11.0 *

2002 sources and uses of cash Sources Uses 5 14.7 B&128; 14.7 B&128; Cash flow from operations Divestments Investments Dividends Capital increase 2.3 0.9 3.4 8.7 11.0 Share buy-backs 2.6 0.5 Issuance of net debt Upstream: 71% Downstream: 13% Chemicals: 14% Corporate: 2%

Largest share buy-backs among the majors number of shares repurchased excluding shares used to cover stock option programs / average outstanding number of shares for the year calculations based on data published by the companies 2000-2002 share buy-backs % of shares repurchased in 2002 % of shares repurchased in 2001 % of shares repurchased in 2000 Impact of share buy-backs: + 5% accretion on 2002 EPS Shares repurchased in Jan. 2003: 0.7% of share capital 6 3.0% 5.0% 1.6% 1.1% 0.8% 0.7% 0.4% 2.0% 1.9% 2.0% 0.9% 1.8% TotalFinaElf BP ExxonMobil RD Shell ChevronTexaco

Pay-out ratio raised to 44% in 2002 from 35% in 2001 Dividend policy confirmed: 50% pay-out on average over time Continuing substantial dividend increase pay-out ratio = dividend / EPS excluding non-recurring items * pending approval at the May 6, 2003 AGM + 8% over 1 year + 74% over 3 years 7 1999 2000 2001 2002 3.80 &128;/share 3.30 2.35 4.10*

Performance measures: changing from ROCE to ROACE 2002 ROACE for ExxonMobil and ChevronTexaco not available * excluding non-recurring items ; before amortization of goodwill for Chemicals Business segments and Group performance will be presented on an ROACE basis from now on Facilitates comparison with competitors Reduces fluctuations related to foreign currency/euro conversions for net operating income and capital employed over different periods Impact of changing to ROACE on TotalFinaElf over the coming years: Approximately - 0.7% for the Upstream segment due to continued growth No significant impact on other segments TotalFinaElf 2002 ROACE very competitive at 15% versus 13% and 14% for BP and Shell capital employed, beginning of the period capital employed, average for the period ROCE = net operating income* net operating income* ROACE = 8

Upstream

Far East 2001 2002 Price effect (PSC, buy-backs) OPEC quota impact 2.42 + 11.7% - 1.5% - 0.2% 2.20 Growth Middle East Europe + CIS Africa Americas Mboe/d Elgin Franklin Girassol Nuggets Sincor South Pars Huldra Sleipner Deir ez Zor Canyon Express Otter Profitable growth: Upstream ROACE at 23% in 2002 10% production growth achieved despite negative impact of OPEC quotas 9

Controlling technical costs in a high-price environment Production costs DD&A* Exploration costs Good exploration results Unit production costs stable despite upward pressure on costs from service and insurance companies and unfavorable trends in exchange rates Large number of start-ups inflating unit DD&A during initial production phase TotalFinaElf v 1999 2000 2001 2002 TotalFinaElf max min Majors** Majors 7 8 9 10 $/boe SEC production, consolidated subsidiaries * excluding non-recurring items ** ExxonMobil, Shell, BP, TotalFinaElf, ChevronTexaco 10 4.0 2.5 0.7 2000 2001 3.9 2.5 0.7 2.5 4.0 0.6 3.8 2.8 0.8 1999 2002 7.4 7.2 7.1 7.1 $/boe

Successful year for exploration and appraisal 2002 highlights: + 975 Mboe* at 0.8 $/boe United Kingdom Nigeria OPL 222 (20%) Usan Bonga SW (12.5%) Kazakhstan Kalamkas (16.7%) Kashagan (16.7%) Angola Block 17 (40%) - Zinia Block 14 (20%) Gabela Negage Very competitive finding costs (FAS 69) TotalFinaElf max min Majors** finding cost = exploration costs / proved reserves additions excluding acquisitions ; consolidated subsidiaries ; FAS 69 * proved + probable reserves ** ExxonMobil, Shell, BP, TotalFinaElf, ChevronTexaco Libya NC 190 (24%) Algeria TFT (35%) Qatar Dolphin (24.5%) 11 $/boe 1 2 3 97-99 98-00 99-01 00-02 Alwyn area (100%) - Forvie North

151% reserve replacement rate (2000-2002) Liquids Gas Rest of world 23% Africa 35% Middle East 17% Europe + CIS 25% Europe Afrique Reste du Monde Moye-Orient 25 35 23 17 15 15 + 2%/year reserve replacement rate and reserve replacement costs for consolidated subsidiaries (FAS 69) Continued proved reserve growth at competitive costs: 4.0 $/boe (2000-2002) 2002 split by region 12 Proved reserves (SEC) 2000 2001 2002 Bboe 10.76 10.98 11.20 35% 65% 37% 35% 63% 65%

High level of exploration pursued in 2003 Sustained effort High success rate Strong, competitive organic growth Exploration 13 200 400 600 800 1999 2000 2001 2002 2003(e) Caspian Sea North Sea Africa Gulf of Mexico M$ Rest of world South America 750 M$

Maintain strong production growth 2003 target: + 5% Non-operated TotalFinaElf operated San Antonio Matterhorn Peciko III Jasmim Yucal Placer Diversified 2003 growth 2003(e) production vs 2002 2003 start-ups Europe Africa Middle East Far East Americas NC 137 Amenam NC 137 14 ameriques Afrique Moyen-Orient Asie Europe 0.31 0.31 0.17 0.15 0.06 Kharyaga II Balal

Highly selective in choosing projects to improve profitability Production (Mboe/d) ROACE in reference environment* ~ 250 new opportunities assessed each year 15-20 major investment decisions Selection criteria Breakeven below 10 $/boe for all projects Profitability required to be in line with targets Maximum financial exposure by country Technical Committees Risk Committee Executive Committee * &128;/$ = 1 ; Brent = 17 $/b ** 2005 target takes into account the impact of the change in UK taxes and the situation in Argentina 15 13% 16%** 2000 2005(e) 2000 2.12 2.8 2005(e)

Shell 8 Capital-efficient growth source: data provided by companies (Shell excl. Entreprise in 2002) 2003 Capex and production targets announced by companies (not available for ExxonMobil and ChevronTexaco) + 10% Production growth 2002 vs 2001 Targeted production growth 2003 vs 2002 2 4 6 average 01- 03(e) 01 02 03(e) 01 02 01 02 03(e) 01 02 03(e) 01 02 $/boe 16 + 5% 0% 1% 3% - 3% n/a 0% 0 - 3% n/a E&P Capex / Production ExxonMobil BP TotalFinaElf ChevronTexaco

Production growth target: +5% per year through 2007 Dalia Rosa-Lirio Benguela-Belize Tomboco-Lobito Venezuela Yucal Placer Qatar - U.A.E. Dolphin Argentina Carina/Aries/Vega Indonesia Tunu / Peciko Bolivia Block XX United Kingdom Libya Murzuk Basin Caspian Sea Kashagan Shah Deniz Nigeria Bonga Bonny LNG Main projects contributing to 2004-2007 growth Geographically well-diversified portfolio of projects Norway Snohvit Thyrians Italy Akpo Alwyn area Glenelg Tempa Rossa 17 Trinidad Block 2c Angola

West Africa: major area for growth Amenam (30.4%) Production start-up planned for 2H03 Production: 125 kb/d, Capex 1.4 B$ (100%) Gas development to supply Bonny LNG trains 4 and 5 from 2005 Bonny LNG (15%) Train 3 started up end of 2002 Trains 4 and 5 under development Akpo development (24%) Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Studies in progress Perpetua Zinia 10 km 800m 1,200m FPSO Dalia FPSO Girassol Jasmim Rosa-Lirio Girassol Dalia Block 17 (40%) Block 32 (30%) Amenam Block 17 (40%) Girassol at plateau since Feb. 02 Jasmim: production start-up planned for 2H03 Dalia start-up planned mid-2006 A third pole under study following recent discoveries Block 14 (20%) Development of Benguela / Belize / Tomboco / Lobito Angola Nigeria 18

Europe Acquisition of UK gas distribution activity to industrial customers from ExxonMobil* Growth in gas and power sales (France, UK, Spain) in the framework of de-regulating markets Gas & Power: 2002 highlights Argentina Asset impairment: - 0.43 B&128; (operating income impact) Gas & power exports: contracts restored to US dollars Domestic deliveries of gas and power: negotiations in progress Middle East - Abu Dhabi Taweelah power plant (20%) launched 1,430 MW 380,000 t/d of potable water On time and within budget Valorize gas reserves and production Selective developments * pending approval by the European Commission 19

Downstream

-5 -3 -1 1 3 Downstream: unusually tough conditions in 2002 Gasoline Total Other Heating Oil Jet Diesel OECD demand 2002 vs 2001 in % Lower refined product demand in OECD countries * excluding non-recurring items Combination of unfavorable market factors Weak economic growth Mild weather in 2002 September 11 effect on air travel / jet fuel demand Operating income* sharply lower to 0.9 B&128; Unusually heavy program of refinery turn-arounds: 7 of 12 company-operated refineries in Europe affected during 2002 Self-help partially offset impact of weaker environment: synergies / productivity efforts: + 0.2 B&128; on operating income in 2002 20

Refining: 2002 turn-arounds upgraded the system Investments improved safety and reliability of refineries Increased conversion and desulphurization rates Upgrading refineries to 2005 and 2008 specifications Fully benefit from conversion margins Distillation margins Reforming and conversion margins Maintain strict investment discipline: $3/t/year for 2003-2007 period Continue to reduce breakeven: 2005 target confirmed at $5/t 21 $/t 0 5 10 15 20 25 1998 1999 2000 2001 2002 6.9 1.5 10 8.2 15.6 2.6 12.8 8.0 8.2

Marketing: serving our customers better with the TOTAL and ELF brands France: very positive initial results from the new market segmentation strategy TOTAL network (service oriented): rebranding 650 former ELF stations in 2003 ELF stations (price oriented): 240 stations branded to new colors by year-end 2002 Substantial increase in sales volumes Working capital benefit (cash payments) Outside France: unification under the TOTAL brand Increased visibility improves efficiency of customer loyalty programs Growth of non-fuel sales Network rationalization: increasing average throughput per station (eg: + 17% in UK over 2000-2002 period) 22

Synergies/productivity gains Reduced capital employed Improved profitability by 2005 2003 target for synergies / productivity: + 300 M&128; on operating income Strict CAPEX discipline Ongoing productivity efforts and working capital management 2005 ROACE* target: 16% * in constant reference environment: &128;/$=1, TRCV=12 $/t Adjustment to reference environment 23 2002 2005(e) 8% 16%

Chemicals

2002 2001 2002 2001 2002 2001 Chemicals: 2002 results by sector Base chemicals & polymers Sales Operating income* Intermediates Specialties Base chemicals & polymers: depressed environment for the ethylene / polyethylene chain and for the chlorine chain Intermediates: good resistance given the difficult environment Specialties: improved performance in all sectors B&128; B&128; 7.57 7.72 4.17 3.77 7.77 7.80 0.25 - 0.03 0.33 0.28 0.50 0.60 2002 2001 2002 2001 2002 2001 * excluding non-recurring items 24

Strengthening petrochemical positions Cracking capacity (net) Large-scale sites benefit from low unit fixed costs High level of industrial integration between refining and petrochemicals Access to Middle East feedstock thanks to integration with Upstream activities Growth in Asia Europe 2.5 Mt/y Port Arthur (40%) Ras Laffan (20%) (QAPCO) Middle East 0.1 Mt/y * pending completion of transaction Daesan* (50%) South Korea 0.3 Mt/y Antwerp (65%) Carling (100%) Gonfreville (100%) Feyzin (57%) Lavera (50%) 25 US 0.4 Mt/y

JV with Samsung in South Korea Asia: the largest and fastest growing market 37% of global demand for PE, PP and PS in 2002 45% of global growth 2002-2010(e) 50/50 JV with Samsung on Daesan platform* Acquisition at approx. 50% of original cost Modern and very competitive assets Low fixed cost Profitable under current conditions (high upside) 14-15% ROACE in mid-cycle * pending completion of transaction Low cycle investment Seizing growth opportunity in Asia Beijing Seoul Daesan CHINA SOUTH KOREA JAPAN Naphtha cracker + condensate splitter Capacity: Ethylene 650 kt Styrene 670 kt Polyethylene 400 kt Paraxylene 500 kt Polyolefins 670 kt Samsung / Daesan 26

Ongoing portfolio management and restructuring program Divestment target of 1.5 B&128; for 2000-2003 already attained* 2000-2002: completed divestments of 0.8 B&128; 1Q03(e): divestment of paints* impact on capital employed: - 0.9 B&128; Ongoing divestment program of approx. 500 M&128;/year CAPEX: approx. 1.2 B&128;/year Closing certain sites and non-competitive units In France: 11 sites or units closed, 6 in the process of closing Outside France: 13 sites or units closed, 14 in the process of closing * pending approval by the European Commission for the paints disposal, expected 1Q03 27

Outlook

Growth or returns ? Pursuing an aggressive growth strategy, based on high profitability projects maximizes shareholder value Annualized return to shareholder ($)** * proforma ** IRR for TOTAL, Exxon, RD Shell, BP and Chevron shareholder based on one share purchased 1/1/n, receipt of dividend (excl. tax credit) and sale of the share on 12/31/02 Annual production growth* 2000-2002 1998-2002 1996-2002 28 ChevronTexaco RD Shell ExxonMobil BP 5% 0% 5% 0% 5% 0% 0% 10% -5% 5% 0% 10% -5% 5% 0% 10% -5% 5%

Priority to Upstream growth Exploration program maintained at $750 M Strict investment criteria for all projects Maintain Downstream CAPEX at a moderate level Targeted investments in Chemicals Samsung JV in South Korea Very selective for Intermediates and Specialties Upstream 67% Downstream 15% Chemicals 18%* Sustained 2003 CAPEX program at 8.7 B&128; 29 * including JV with Samsung Amont Aval Chimie 67 15 18

Increase in operating income* through growth, synergies and productivity 2000-2003 self-help target confirmed at 4.8 B&128;/year 00 01 99 03(e) 1.2 2.4 B&128; 4.8 Target announced in March 2000: 4.4 B&128;/yr then raised in March 2002 to 4.8 B&128;/yr Achieved 3.7 02 * in a constant environment 30

2005 Group and business segment ROACE targets Based on a constant reference environment* * &128;/$ = 1 ; Brent = 17 $/b ; TRCV = 12 $/t ; Chemicals in mid-cycle ** target takes into account the impact of the change in UK taxes and the situation in Argentina *** excludes amortization of goodwill in Chemicals 31 Actual ROACE 2002 Target ROACE 2005 Recalculated ROACE 2002 23% Upstream 14% 16%** 8% Downstream 13% 16% 5% Chemicals*** 10% 14% 15% Group*** 13% 15.5%

Continuing to implement a proven strategy that creates shareholder value Setting consistent growth and profitability targets motivates the workforce Upstream production growth of 5% per year from 2002 to 2007, well above targets set by the other majors Divest non-strategic assets and actively manage Chemicals portfolio Increase profitability in each business segment* by 2005 Pursue accretive buy-back program while maintaining gearing at about 30% * in a constant reference environment Continued EPS growth* 32